SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                               SCHEDULE 14D-9
                             (Amendment No. 37)

                   SOLICITATION/RECOMMENDATION STATEMENT

                        Pursuant to Section 14(d)(4)
                   of the Securities Exchange Act of 1934
                    ------------------------------------

                              ITT CORPORATION

                         (Name of Subject Company)
                    ------------------------------------

                              ITT CORPORATION

                    (Name of Person(s) Filing Statement)
                    ------------------------------------

                         Common Stock, no par value
                     (including the associated Series A
         Participating Cumulative Preferred Stock Purchase Rights)
                       (Title of Class of Securities)

                                450912 10 0
                   (CUSIP Number of Class of Securities)
                    ------------------------------------

                    ------------------------------------

                           RICHARD S. WARD, Esq.
                         Executive Vice President,
                  General Counsel and Corporate Secretary
                              ITT Corporation
                        1330 Avenue of the Americas
                          New York, NY 10019-5490
                               (212) 258-1000

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                              With a copy to:

                          PHILIP A. GELSTON, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, NY 10019-7475
                              (212) 474-1000


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                                INTRODUCTION

          The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


Item 8.  Additional Information to Be Furnished.

          The response to Item 8 is hereby amended by adding the following after the final paragraph of Item 8:

          On October 1, 1997, the Company filed preliminary proxy material related to its 1997 annual meeting, which has been scheduled for November 12, 1997. A copy of the preliminary proxy material is filed as Exhibit 106 hereto and is incorporated herein by reference.

          On September 30, 1997, the Company announced the extension, until Monday, October 6, 1997, of its previously announced Debt Tender Offer. On October 3, 1997, the Company announced the extension of its previously announced Equity Tender Offer and Debt Tender Offer. The Tender Offers are now scheduled to expire at 11:59 p.m., New York City time, on Wednesday, November 12, 1997, unless extended. Copies of the press releases announcing the extensions of the Tender Offers are filed as Exhibits 107 and 108 hereto, respectively, and are incorporated herein by reference.


Item 9. Exhibits.

          The response to Item 9 is hereby amended by adding the following new Exhibits:


106.      ITT Corporation Preliminary Proxy Material dated October 1, 1997.
107.      Text of Press Release issued by the Company dated September 30,
          1997.
108.      Text of Press Release issued by the Company dated October 3,
          1997.


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                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                              ITT CORPORATION



                              By   /s/ RICHARD S. WARD
                                ---------------------------
                                Name:  Richard S. Ward
                                Title: Executive Vice President,
                                       General Counsel and
                                       Corporate Secretary


Dated as of October 3, 1997


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                               EXHIBIT INDEX


Exhibit                       Description                       Page No.

(106)     ITT Corporation Preliminary Proxy Material dated
          October 1, 1997..................................

(107)     Text of Press Release issued by the Company dated
          September 30, 1997...............................

(108)     Text of Press Release issued by the Company dated
          October 3, 1997..................................